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                                                                   EXHIBIT 99.6

                [Interlink Computer Sciences, Inc. Letterhead]

                                                                 March 30, 1999

To Our Stockholders:

   On behalf of the Board of Directors of Inerlink Computer Sciences, Inc. (the "Company"), we are pleased to inform you that on March 23, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sterling Software, Inc. and Sterling Software (Southwest), Inc., its indirect, wholly owned subsidiary, pursuant to which Sterling Software (Southwest), Inc. today has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Common Stock of the Company at $7.00 per share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company will be converted into the right to receive $7.00 per share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). Stockholders owning or having options to acquire approximately 19.7% of the Company's outstanding Shares on a fully dilated basis have agreed to tender their Shares in the Offer.

   Your Board of Directors has unanimously determined that the Offer and Merger are fair and in the best interests of the Company and its stockholders and has approved the Offer and Merger; and the Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, Hambrecht & Quist LLC, that the consideration to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

   In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated March 30, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your certificates representing Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Augustus J. Berkeley
                                          Augustus J. Berkeley
                                          Chief Executive Officer and
                                          Chairman of the Board